September 16, 2008

Re: PrimeEnergy Corporation

Form 10K for Fiscal Year Ended December 31, 2007 Filed March 27, 2008

Response Letter Dated March 24, 2008

File No. 000-07406

Dear Mr. Hiller:

In response to your letter dated May 1, 2008 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address your comments.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Operations page F-5

Comment:

1. We note your response to our prior comment 1 indicating you believe Issues 8(b) and 9 of EITF 01-2 apply to entities transferring ownership of controlled assets, and since you had a non-controlling interest in these assets, this guidance is not applicable to this transaction.

We have consulted with our Division Chief Accountant's Office and believe that the transfer would be most appropriately viewed as pertaining to controlled assets because you had full control over your fractional non-controlling interests in the properties. Accordingly, we believe that you should have recognized only 80% of the gain related to the properties sold, excluding the portion associated with your 20% continuing equity interest as general partner in FWOE Partners LP (Partners).

Comment:

2. On a related point, since you are the general partner of Partners through your 100% ownership of Prime Offshore LLC, please explain how you overcame the presumption that you control Partners, which would require that you fully consolidate this entity pursuant to the guidance in EITF 04-5.

Response to Comments 1 and 2: Control of these assets is governed by the limited partnership agreement of FWOE Partners LP. The limited partner is an entity formed by General Electric Energy Financial Services for the sole purpose of acquiring these assets and the only assets in the Partnership are oil and gas properties, pipelines and facilities. Under the limited partnership agreement all property decisions require the approval of the limited partner. Although we are the general partner, we cannot dispose of existing assets, acquire new assets or develop existing assets without the approval of the limited partner and therefore we determined our fractional interest in these properties to be a non-controlling interest.

Comment:

Additionally, tell us the extent to which you are a general partner of other limited partnerships or trusts, and whether the application of EITF 04-5 guidance would require you to also fully consolidate such limited partnerships or trusts.

Response: See Exhibit A - Schedule of affiliated partnerships - for a detail list of the partnerships and trusts in which we are the general partner. For the discussion of the consolidation of these interests see the response to Comment 3.

Note 1 -Description of Operations and Significant Accounting Policies, page F-8 Consolidation and Presentation. page F-8

Comment:

3. We note your disclosure indicating that you account for your subsidiaries and partnerships using the proportionate consolidation method. Please explain your rationale for applying proportionate consolidation to your subsidiaries and controlled partnerships, given that EITF 00-1 limits proportionate consolidation of legal entities to those which are unincorporated, such as investments in limited partnerships and unincorporated joint ventures, when engaged in the extractive industry, and only those that would otherwise be accounted for under the equity method (i.e. disallowing proportionate consolidation for incorporated entities, regardless of the level of interest; and controlled unincorporated entities that would otherwise be subject to full consolidation, irrespective of whether or not they are in the extractive industry).

Response to Comment 3: Our disclosure was in error as it relates to our subsidiaries. We fully consolidate all of our subsidiaries. We use the proportionate consolidation method to account for our interests in our oil and gas partnerships. We will correct Footnote 1 to our financial statements.

Our rationale for using the proportionate consolidation method to account for these Partnership interests is based on the nature of the partnerships, formed from 1980 until 1993, and the assets held by them. Each Partnership was formed to raise capital to invest in oil and gas properties either by drilling wells or acquiring producing oil and gas wells. No additional capital was raised or expended after the original investments.

Operations of the Partnerships consist of collecting revenues for the sale of oil and gas produced net of the operating expenses of the wells. Cash reserves have been established by each Partnership for the eventual plugging of the wells and liquidation of the Partnership. Operating cash is distributed to the partners based on their proportionate ownership in accordance with the limited partnership agreements. Using the proportionate consolidation method, we have historically reported our proportionate share of this activity in our financial statements. This method is analagous to the accounting for oil and gas interests governed by the joint operating agreements prevalent in the oil and gas industry and consistant with our accounting for our directly held oil and gas properties.

The Partnerships books and records are maintained on a tax basis and the recreation of GAAP financials for each partnership may not be possible as the partnerships have been in existence for 15 to 28 years. Due to the depleting nature of oil and gas reserviors, production has declined over the years and the total minority interest related to all the Partnerships activity comprises approximately 4 percent of the Registrants operating expenses and 6 percent of the Registrants operating revenue based on the year ended December 31, 2007. As of December 31, 2007, the minority interest in oil and gas properties, related to all the Partnerships combined, would be approximately 3 percent of the Registrants oil and gas assets.

At the inception of the Partnerships this minority interest was substantially higher, and in fact, when the Registrant raised the desire to fully consolidate the Partnerships, our auditors position was that such treatment would result in a misleading statement as the Company had limited rights to the income stream generated by the Partnerships as well as to the physical assets themselves. Accordingly, the Company has accounted for these interests using the proportionate consolidation method for over twenty years. The Registrant believes this method is appropriate and that the financial statements of the Registrant are materially correct.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer

"Exhibit A"

Parntership Name Formation Date

Sterling Gas Drilling Fund 1980-2 12/01/80

Sterling Gas Drilling Fund 1981 9/30/81

Sterling Gas Drilling Fund 1982 7/31/82

Sterling Drilling Fund L.P. 1983-1 8/31/83

Sterling Drilling Fund L.P. 1983-2 12/31/83

Sterling Drilling Fund L. P. 1984-1 10/31/84

Sterling Drilling Fund L.P. 1984-2 12/31/84

Sterling Drilling Fund L.P. 1985-1 6/30/85

Sterling Drilling Fund L.P. 1985-2 11/30/85

Sterling Drilling Fund L.P. 1985-3 12/31/85

Sterling Drilling Fund 1986-1 12/31/86

PrimeEnergy Asset & Income Fund L.P. A-1 8/31/87

PrimeEnergy Asset & Income Fund L.P. A-2 6/30/88

PrimeEnergy Asset & Income Fund L.P. A-3 3/31/89

PrimeEnergy Asset & Income Fund L.P. AA-1 12/31/89

PrimeEnergy Asset & Income Fund L.P. AA-2 5/31/90

PrimeEnergy Asset & Income Fund L.P. AA-3 12/31/90

PrimeEnergy Asset & Income Fund L.P. AA-4 09/30/91

PrimeEnergy Asset & Income Trust A-1 06/30/92

PrimeEnergy Asset & Income Trust A-2 12/31/93